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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-30294
                            CUSIP Number: 25250M 10 5

                               DIALOG GROUP, INC.
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                 (Name of Small Business Issuer in its Charter)

Twelfth Floor, 257 Park Avenue South
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(Address of Principal Executive Offices)

New York, New York 10010
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(City, State and Zip Code)

212.254.1917
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(Registrant's Telephone Number)

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           [ ]Form 10-K; [XX] Form 10-KSB; [ ]Form 20-F [ ]; Form 11-K
                       [ ] Form 10-Q and [ ] Form 10-QSB

                       For Period Ended: December 31, 2003

                          [ ] Transition Report on Form 10-K
                          [ ] Transition Report on Form 20-F
                          [ ] Transition Report on Form 11-K
                          [ ] Transition Report on Form 10-Q
                          [ ] Money Market Fund Rule 30b3-1 Filing

                      For the Transition Period Ended: N/A

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: All.



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Part I   Registrant Information

The Registrant is Dialog Group, Inc. (the "Company"). It has an address at Twelfth Floor, 257 Park Avenue South, New York, New York 10010.


Part II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

Part IV, Item 13 (Financial Statements and Exhibits) of the Company's Form 10-KSB for the year ended December 31, 2003 could not be filed within the prescribed period because the recent disposition of two divisions, one of which is overseas and not within the Company's control, created extra complications in the audit of all required financial information. This problem could not have been eliminated by the registrant without unreasonable effort or expense. As a result, Part II, Item 6 (Management Discussion & Analysis) could not be completed at all because of the lack of reliable information on which to base the required narrative and discussion. Additionally, the Company's Goodwill and Other Intangibles are in the process of review and analysis by an outside expert.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification: Nark Alan Siegel 561.988.6835
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(2) Have all other periodic reports required under section 13 or 15(d) of the
Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No
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Certain certifications were not filed with three reports although they were executed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's consolidated revenue increased nearly 100% during the last year as compared with 2002 from approximately $4,798,000 to $8,812,000. The Company's consolidated loss from Operations for the year decreased from 2002 of $(5,574,000) to approximately $(4,679,000) for 2003. Included in 2002 Loss from Operations is $1,133,000 for Goodwill Impairment, while $1,880,000 for Goodwill Impairment is recorded in 2003. Net consolidated Loss for 2002 is approximately $(4,709,000) that included a gain of $1,004,000 from Gain on Debt Settlement, while 2003 is $(12,015,000) that includes a Loss of $(7,518,000) from Loss on Disposed Units.

         In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has caused this notification on Form 12b-25 to be signed in its behalf by the undersigned thereunto duly authorized on the 30th day of March 2004.

                               DIALOG GROUP, INC.


                                By: /s/ Peter V. DeCrescenzo
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                                    Peter V. DeCrescenzo, President & CEO